SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Marriott International, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	52-2055918
(State of Incorporation or Organization)	(IRS Employer Identification No.)

10400 Fernwood Road, Bethesda, MD 20817

(Address of Principal Executive Offices)(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

This Form 8-A is being filed in connection with the registration of Marriott International, Inc.’s (“Marriott’s” or the “Corporation’s”) Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and the transfer of the listing of the Class A Common Stock to the NASDAQ Global Select Market.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of the Class A Common Stock is included for the purpose of updating and superseding the description of the Class A Common Stock set forth under the caption “Description of the New Marriott Capital Stock” in the Corporation’s Registration Statement on Form 10 (File No. 001-13881) filed on February 13, 1998, including any amendment or report filed with the SEC for the purpose of updating such description.

General

The Corporation’s Restated Certificate of Incorporation (the “Certificate”) authorizes the Corporation to issue eight hundred ten million (810,000,000) shares of stock consisting of (i) eight hundred million (800,000,000) shares of Class A Common Stock, with par value of $0.01 per share; and (ii) ten million (10,000,000) shares of preferred stock, without par value (the “Preferred Stock”). As of September 30, 2013, 300,391,588 shares of Class A Common Stock were issued and outstanding, excluding 210,822,686 shares held in treasury.

The following summary of the terms of the Class A Common Stock is qualified by reference to the Certificate, the Corporation’s Amended and Restated Bylaws (the “Bylaws”) and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Voting Rights

The shares of authorized Class A Common Stock of the Corporation shall be identical in all respects and shall have equal rights and privileges. Each issued and outstanding share of Class A Common Stock shall have ten votes on all matters submitted to a vote of the stockholders of the Corporation. The holders of a majority of the Class A Common Stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by the DGCL or by the Certificate. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the DGCL, the Certificate or the Bylaws, a different vote is required in which case such express provision shall govern and control the decision of such question.

The shares of Class A Common Stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of any holders of Preferred Stock then outstanding, the holders of Class A Common Stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining Class A Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors of Marriott (the “Board”). The Certificate provides that each director standing for election, other than those who may be elected by the holders of any class or series of stock having a preference over the Class A Common Stock as to dividends or upon liquidation, shall be elected to hold office for a term expiring at the next annual meeting of stockholders, with such director to hold office until his or her successor is elected and qualified.

Dividend Rights

Class A Common Stock dividends are subject to preferences, if any, on any Preferred Stock outstanding. Dividends must be declared by the Board out of legally available funds. All shares of Class A Common Stock are entitled to participate equally and ratably in dividends, when and as declared by the Board.

Liquidation and Dissolution

In the event of the liquidation (voluntary or otherwise), dissolution or winding up of Marriott, holders of Class A Common Stock are entitled to share ratably in assets remaining after payment of all liabilities, subject to the distribution rights of any holders of Preferred Stock then outstanding.

Anti-Takeover Provisions of the Certificate and Bylaws

Certain provisions in our Certificate and Bylaws could make more difficult or discourage a tender offer, proxy contest or other takeover attempt that is opposed by the Board but which might be favored by the stockholders.

Number of Directors; Removal; Filling Vacancies. Subject to the rights of any holders of Preferred Stock, the number of the directors of the Corporation shall be fixed from time to time by or pursuant to the Bylaws and vacancies will be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. Therefore, unless the Bylaws are further amended, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with the stockholder’s own nominees.

The Certificate provides that, subject to the rights of any holders of Preferred Stock then outstanding, any director may be removed from office, with or without cause, but only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

No Stockholder Action by Written Consent; Special Meetings. Stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent. Except as otherwise required by law and subject to the rights of any holders of Preferred Stock then outstanding, special meetings of stockholders may be called only by the Board pursuant to a resolution adopted by a majority of the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, business transacted at any special meeting of stockholders is limited to the purposes stated in the notice of the special meeting sent to the stockholders before the meeting.

The provisions prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting could delay consideration of a stockholder proposal until the Corporation’s next annual meeting. This would prevent the holders of Class A Common Stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Board by calling a special meeting of stockholders.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Subject to the rights of any holders of Preferred Stock then outstanding, nominations for the election of directors may be made only by the Board or a proxy committee appointed by the Board or by any stockholder entitled to vote in the election of directors who has given proper written notice prior to a meeting at which directors are to be elected. A stockholder’s notice proposing to nominate a person for election as a director must also contain certain information described in the Bylaws. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Board or a stockholder who has given proper notice.

Some of the effects of the provisions described above and in the Bylaws include:

•	the Board will have a longer period to consider the qualifications of the proposed nominees and, if deemed necessary or desirable, to inform stockholders about their qualifications;

•	there will be a procedure for conducting annual meetings of stockholders and informing stockholders, prior to the meetings, of any business proposed to be conducted at the meetings, including any Board recommendations; and

•	contests for the election of directors or the consideration of stockholder proposals will be precluded if the procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposal.

Business Combinations. The affirmative vote of the holders of shares representing not less than 66 2/3% of the voting power of the Corporation shall be required for the approval of any proposal for the Corporation to reorganize, merge or consolidate with any other corporation, or sell, lease or exchange substantially all of its assets or business. Certain business combinations with, or dispositions to, interested stockholders, as defined below, must be approved by the affirmative vote of the holders of at least 66 2/3% of the voting stock of the Corporation which is not owned by the interested stockholder. The Certificate requires this affirmative vote even if no vote is required, or a lesser percentage is specified, by law or any national securities exchange or otherwise. This affirmative vote is not required in two situations. First, it is not required if the business combination has been approved by a majority of disinterested directors. Second, it is not required if certain price and procedure requirements designed to ensure that the stockholders receive a “fair price” for their Class A Common Stock are satisfied. The Certificate defines an interested stockholder as any person, other than the Corporation or any of its subsidiaries, who or which:

•	is the beneficial owner, directly or indirectly, of more than 25% of the voting power of the outstanding voting stock; or

•	is an affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 25% or more of the voting power of the then outstanding voting stock; or

•	is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

Amendments. After the Board has adopted a resolution declaring the advisability of an amendment to the Certificate, the Certificate generally may be amended with a majority vote of the stockholders, but some provisions, including some of the provisions discussed above, can only be amended with an affirmative vote of the holders at least 66 2/3% of the voting power of the Corporation. The Bylaws generally may be amended by the Board or by the stockholders, but some provisions, including some of the provisions discussed above, can only be amended with an affirmative vote of the holders at least 66 2/3% of the voting power of the Corporation. These 66 2/3% vote requirements prevent a stockholder with only a majority of the Class A Common Stock from circumventing the requirements of the Bylaws or certain provisions of the Certificate by simply amending or repealing them.

Item 2.  Exhibits

None

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MARRIOTT INTERNATIONAL, INC

Date: October 18, 2013	By:	/s/ Carl T. Berquist
Carl T. Berquist
Executive Vice President and Chief Financial Officer